Exhibit 99.21

CONSENT OF EXPERT
March 28, 2025
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
WSP Canada Inc, as a company whose principal business is providing engineering or geoscientific services, and whose business gives authority to a statement made by the company, hereby consents to:.
(a)    The filing of the written disclosure regarding: quotation, inclusion or summary of those portions prepared by WSP of the Technical Report, Skouries Project, Greece, effective January 22, 2022; and

(b)     The use of WSP's name in (i) the Annual Information Form for the year ended December 31, 2024 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2024 (the “Form 40-F”), and (ii) the Registration Statement on Form F-10 (File No. 333-272043) Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

WSP Canada Inc.
By:	/s/ Richard Kiel
Authorized Signatory
Richard Kiel, P.E.